EXHIBIT 5.1
Wolff & Samson PC
The Offices at Crystal Lake
One Boland Drive
West Orange, NJ 07052
July 14, 2006
PFSweb, Inc.
500 North Central Expressway
Plano, Texas 75074
Gentlemen:
     We have acted as counsel for PFSweb, Inc. (the “Company”) in connection with the private placement of shares of the Company’s Common Stock, pursuant to the Purchase Agreement dated June 1, 2006, by and among the Company and the persons identified as the Purchasers thereto (the “Purchase Agreement”) . This opinion is being furnished in connection with a Registration Statement on Form S-3 (the “Registration Statement”) with the Securities and Exchange Commission, covering the resale of up to 5,000,000 shares of the Company’s Common Stock (the “Common Shares”).
     In connection with this opinion, we have examined the Registration Statement and related Prospectus, the Company’s Certificate of Incorporation, as amended, By-laws, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents, where due execution and delivery are a prerequisite to the effectiveness thereof. We have further assumed that the Company has received payment of the purchase price of the Common Shares as set forth in the Purchase Agreement.
     On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Common Shares have been validly issued and are fully paid and nonassessable.
     We consent to the reference to our firm under the caption “Legal Matters” in the Prospectus included in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ WOLFF & SAMSON PC